UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. ____)


China Biotics Inc.  (Name of Issuer)

Common (Title of Class of Securities)

16937B109 (CUSIP Number)

12/31/08 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule
pursuant to which this Schedule is filed:
[   ]
Rule 13d-1(b)
[ x  ]
Rule 13d-1(c)
[   ]
Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934
(Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).


CUSIP No. 16937B109

1.
Names of Reporting Persons.  Pope Asset Management, LLC
I.R.S. Identification Nos. of above persons 62-1871308
2.
Check the Appropriate Box if a Member of a Group


(a)
(b)

3. Not applicable

4.
Citizenship or Place of Organization Tennessee

Number of
Shares
Beneficially
Owned by
Each Reporting
Person With

5.
Sole Voting Power  1067653
6.
Shared Voting Power 0
7.
Sole Dispositive Power  1067653
8.
Shared Dispositive Power 0

9.
Aggregate Amount Beneficially Owned by Each
Reporting Person  1067653*
10.
Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11.
Percent of Class Represented by Amount in Row (9) 6.25%*
*The amount reported above includes an aggregate of ownership by Pope Asset Management, LLC, Pope Investments LLC and
Pope Investments II LLC.
Pope Asset Management, LLC is the investment advisor for Pope Investments LLC and Pope Investments II LLC. As of the date of this report, Pope Asset Management, LLC owns 67,653 shares of common stock of China-Biotics, Inc. Pope Investments LLC owns 857,240 shares of common stock of China-Biotics, Inc. and Pope Investments II LLC owns 142,760 shares of common stock of China-Biotics, Inc. Therefore, Pope Asset Management,LLC, as investment adviser to Pope Investments LLC and Pope Investments II LLC, couldbe deemed to be beneficial owners of 1,067,653 shares of China-Biotics, Inc.


12.
Type of Reporting Person (See Instructions)  IA

1.
Names of Reporting Persons.  Pope Investments LLC
I.R.S. Identification Nos. of above persons 20-3955985

2.
Check the Appropriate Box if a Member of a Group


(a)
(b)

3.
SEC Use Only

4.
Citizenship or Place of Organization Delaware
Number of
Shares
Beneficially
Owned by
Each Reporting
Person With

5.
Sole Voting Power 857240
6.
Shared Voting Power 857240
7.
Sole Dispositive Power  857240
8.
Shared Dispositive Power 857240

9.
Aggregate Amount Beneficially Owned by Each
Reporting Person  857240
10.
Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11.
Percent of Class Represented by Amount in Row (9) 5.02%


12.
Type of Reporting Person (See Instructions)  OO

1.
Names of Reporting Persons.  Pope Investments II LLC
I.R.S. Identification Nos. of above persons 26-0281944
2.
Check the Appropriate Box if a Member of a Group

(a)
(b)

3. Not applicable

4.
Citizenship or Place of Organization Delaware

Number of
Shares
Beneficially
Owned by
Each Reporting
Person With

5.
Sole Voting Power  142760
6.
Shared Voting Power 142760
7.
Sole Dispositive Power  142760
8.
Shared Dispositive Power 142760

9.
Aggregate Amount Beneficially Owned by Each
Reporting Person  142760
10.
Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11.
Percent of Class Represented by Amount in Row (9) 0.84%


12.
Type of Reporting Person (See Instructions)  OO

Names of Reporting Persons.  William P. Wells
I.R.S. Identification Nos. of above persons 426961338

2.
Check the Appropriate Box if a Member of a Group


(a)
(b)

3.
SEC Use Only

4.
Citizenship or Place of Organization Tennessee

Number of
Shares
Beneficially
Owned by
Each Reporting
Person With

5.
Sole Voting Power 1067653
6.
Shared Voting Power 0
7.
Sole Dispositive Power  1067653
8.
Shared Dispositive Power 0

9.
Aggregate Amount Beneficially Owned by Each
Reporting Person 1067653
10.
Check if the Aggregate Amount in Row (9) Excludes Certain Shares
See Item 4 below
11.
Percent of Class Represented by Amount in Row (9) 6.25%*

The amount reported in this section includes the aggregate ownership by Pope Investments II LLC. Pope Asset Management, LLC is the investment adviser for Pope Investments II LLC. William P. Wells is Chief Manager of Pope Asset Management, LLC. Pope Investments II LLC owns 9,532,302 shares of China Yida Holdings Company. Therefore, William
P. Wells, as Chief Manager of Pope Asset Management, LLC, which serves as investment adviser to Pope Investments II LLC, could be deemed to be beneficial owners of 9,532,302 shares of China Yida Holdings Company.

12.
Type of Reporting Person (See Instructions)  IN

Item 1.

(a)
Name of Issuer  China-Biotics Inc.

(b)
Address of Issuer's Principal Executive Offices
No. 999 Ningqiao Road
Jinqiao Export Processing Zone
Pudong, Shanghai 201206
Peoples Republic of China

Item 2.

(a)
This statement is filed by and on behalf of:
Pope Asset Management, LLC ("Pope Asset"), Pope Investments LLC, a Delaware limited liability company ("Pope 1"), and Pope Investments II LLC, a Delaware limited liability company ("Pope 2") (Pope 1 and Pope 2 are sometimes collectively referred to herein as the "Pope Funds"). Pope 1 beneficially owns 857,240 shares of the issuer's common stock. Pope 2 beneficially owns
142,760 shares of the issuer's common stock. Pope Asset on behalf of its clients owns 67,653 shares of the issuer's common stock.

Pope Asset Management, LLC, a Tennessee limited liability company ("Pope Asset"), a registered investment adviser, is the sole manager for each of the Pope Funds and has sole voting control and investment and disposition power and discretion with respect to all securities held by each of the Pope Funds.
Pope 1 may be deemed to beneficially own shares owned and/or held by and for the account of and/or benefit of Pope 2, and vice versa due to their common manager. Each of Pope 1 and Pope 2 declares that neither the filing of this statement nor anything herein shall be construed as an admission that such reporting person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities held by or for the other.
Each of Pope 1 and Pope 2 may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act. Each of Pope 1 and Pope 2 declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose,
(i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securitiesof the issuer or otherwise with respect to the issuer or any securities of the issuer, or (ii) a member of any group with respect to the issuer or any securities of the issuer.
The reporting persons have entered into a Joint Filing Agreement, a copy of which is filed with this statement as Exhibit 99.1, pursuant to which they have agreed to file this Schedule
13G jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

(b)
Address of Principal Business Office or if none,
Residence  5100 Poplar Ave Ste 805 Memphis TN  38137

(c)
Citizenship
(i) Pope Asset - Tennessee
(ii) Pope 1 - Delaware
(iii) Pope 2 - Delaware
(iv) - William P. Wells - Tennessee

(d)
Title of Class of Securities  Common

(e)
CUSIP Number  16937B109

Item 3.
If this statement is filed pursuant to
240.13d-1(b) or 240.13d-2(b) or (c) check
whether the person filing is a:

Not applicable.

Item 4.
Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
Explanatory Notes. For purposes of determining the percentage of outstanding shares with respect to this statement the reporting persons have relied upon information obtained from the issuer that the aggregate number of outstanding shares of Common Stock of the issuer on September 30, 2008 was 17,080,000.
The number of shares of Common Stock reported herein includes 142,760 shares held by Pope 1 and 857,240 shares held by Pope 2.

(a) Amount Beneficially Owned:
See Item 9 of each cover page for the respective reporting persons.

(b) Percent of Class:
See Item 11 of each cover page for the respective reporting persons.

(c) Number of shares as to which the person has:

(i) Sole power to vote or direct the vote:
See Item 5 of each cover page for the respective reporting persons.

(ii) Shared power to vote or to direct the vote:
See Item 6 of each cover page for the respective reporting persons.

(iii) Sole power to dispose or direct the disposition of:
See Item 7 of each cover page for the respective reporting persons.

(iv) Shared power to dispose or to direct the disposition of:
See Item 8 of each cover page for the respective reporting persons.
Pope Asset is the sole Manager of each of the Pope Funds.
Pope 1 may be deemed to beneficially own shares owned and/or held by and for the account of and/or benefit of Pope 2, and vice versa. Each of Pope 1 and Pope 2 declares that neither the filing of this statement nor anything herein shall be construed as an admission that such reporting person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement held by or for the other.

Item 5.
Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact
that as of the date hereof the reporting person has
ceased to be the beneficial owner of more than five
percent of the class of securities, check the following [   ].
Instruction: Dissolution of a group requires a response to this item.

Item 6.
Ownership of More than Five Percent on Behalf of
Another Person.
If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Pope Asset serves as an investment adviser and/or manager to various persons, including each of the Pope Funds.
Pope Asset is the sole manager for the Pope Funds and has sole voting control and investment and disposition power and discretion with respect to all securities held by each of the Pope Funds.
Pope Asset may be deemed to beneficially own shares owned and/or held by and for the account of and/or benefit of various persons, including the Pope Funds. Mr. Wells is the sole manager of Pope Asset. Mr. Wells may be deemed to own shares owned and/or held by and/or for the account of and/or benefit of the Pope Funds.

Item 7.
Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on By the
Parent Holding Company or Control Person.
If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Item 8.
Identification and Classification of Members of the Group
If a group has filed this schedule pursuant to 240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to 240.13d-1(c) or 240.13d-1(d), attach an exhibit stating the identity of each member of the group.

Item 9.
Notice of Dissolution of Group
Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity.


Item 10.
Certification

(a)
The following certification shall be included if the statement is filed pursuant to 240.13d-1(b):
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
02/05/09  Date

Pope Investments LLC
By:  Pope Asset Management, LLC, Manager
Signature
William P. Wells/Managing Member   Name/Title

Pope Investments II LLC
By:  Pope Asset Management, LLC, Manager
Signature
William P. Wells/Managing Member   Name/Title

Pope Asset Management, LLC
By:  William P. Wells, Chief Manager
Signature
William P. Wells/President   Name/Title

William P. Wells
By:  William P. Wells
Signature
William P. Wells/President   Name/Title
Exhibit 99.1

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Stock, $.001 par value, of China-Biotics,Inc., a Delaware corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in a accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.
This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.
Dated:  January 08, 2009.


Pope Investments LLC
By:  Pope Asset Management, LLC, Manager
Signature
William P. Wells/President   Name/Title

Pope Investments II LLC
By:  Pope Asset Management, LLC, Manager
Signature
William P. Wells/President   Name/Title

Pope Asset Management, LLC
By:  William P. Wells, Chief Manager
Signature
William P. Wells/President   Name/Title

William P. Wells
By:  William P. Wells
Signature
William P. Wells/President   Name/Title